UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CAIS Sports, Media and Entertainment Fund

(Name of Subject Company (Issuer))

CAIS Sports, Media and Entertainment Fund

(Name of Filing Person(s) (Issuer))

Class D Shares of Beneficial Interest

(Title of Class of Securities)

12517N 100
(CUSIP Number of Class of Securities)

Class I Shares of Beneficial Interest

(Title of Class of Securities)

12517N 209
(CUSIP Number of Class of Securities)

Class S Shares of Beneficial Interest

(Title of Class of Securities)

12517N 308

(CUSIP Number of Class of Securities)

CAIS Sports, Media and Entertainment Fund

527 Madison Avenue, 12th Floor

New York, NY 10022

(844) 241-8667

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Elliot J. Gluck, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

May 15, 2026

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this Schedule TO.

Date	Name of Date	Definition
March 31, 2026	Prior NAV Calculation Date	The last date before the Commencement Date as of which the Fund completed the calculation of its net asset value (“NAV”)
January 2, 2026 and April 1, 2026	Prior Two Admission Dates	The last two dates before the Commencement Date as of which Shares of the Fund were sold
May 15, 2026	Commencement Date	The date as of which the Offer commenced
June 15, 2026	Notice Date	The date by which each Shareholder desiring to tender Shares for purchase must provide proper notice to the Fund
June 15, 2026	Expiration Date	The date by which a Shareholder who has previously provided proper notice to the Fund of such Shareholder’s desire to tender Shares may properly notify the Fund of such Shareholder’s desire to withdraw its previous tender request
July 14, 2026	Acceptance Date	The date that is 40 business days from the Commencement Date
June 30, 2026*	Valuation Date	The date as of which the NAV of the Shares is calculated
September 3, 2026	Payment Deadline	The date by which tender offer proceeds will be paid to shareholders

*	Subject to change in the event that the Fund authorizes an extension of time during which the Offer is open. In the event of any such extension, Shareholders will be notified in writing by the Fund. Because the Fund does not presently anticipate authorizing any such extension, the Fund strongly recommends that Shareholders make any decisions with respect to this Offer based on the dates specified in the table above.

CAIS Sports, Media and Entertainment Fund (the “Fund”), in accordance with the terms and conditions set forth in the Offer to Purchase filed as Exhibit B to this Schedule TO and the related Letter of Transmittal filed as Exhibit C to this Schedule TO (which together constitute the “Offer”), is offering to purchase from shareholders of the Fund (“Shareholders”) for cash common shares of beneficial interest in the Fund comprising Class D Shares, Class I Shares and Class S Shares of the Fund (the “Shares”), which together constitute the classes of securities that are the subject of this Offer. The Fund is offering to purchase Shares, pursuant to tenders by Shareholders, in an amount up to 5% of the net assets of the Fund, calculated as of the Prior NAV Calculation Date. Each Share purchased pursuant to the Offer will be purchased at a price equal to the NAV per Share calculated as of the Valuation Date, less any early repurchase fee, if applicable.

A 2.00% early repurchase fee may be charged by the Fund with respect to any repurchase of Shares from a Shareholder at any time prior to the day immediately preceding the one-year anniversary of the Shareholder’s purchase of the Shares. Shares tendered for repurchase will be treated as having been repurchased on a “first in, first out” basis.

Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to withdraw any tenders of their Shares until 12:00 midnight, Eastern time, on the Expiration Date (or, in the event of any extension of the Offer, by 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Shares withdrawn may be re-tendered, provided that such tenders are made before the Notice Date by following the tender procedures described in the Offer to Purchase. If the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will have the right to withdraw its tender of its Shares after such date.

If the Fund accepts the tender of a Shareholder’s Shares, the Fund will make payment for the Shares it purchases from one or more of the following sources: cash on hand, the proceeds of the sale of portfolio securities held by the Fund, withdrawals of its capital from the investment funds in which it invests or borrowings.

Shareholders desiring to tender Shares for purchase by the Fund should keep in mind that a Shareholder who tenders some but not all of its Shares for repurchase will be required to maintain a minimum account balance of $10,000. Such minimum ownership requirement may be waived by the Board of Trustees of the Fund (the “Board of Trustees”), in its sole discretion. If such requirement is not waived by the Board of Trustees, the Fund may redeem all of the Shareholder’s Shares. This right of the Fund to repurchase Shares compulsorily may be a factor that Shareholders may wish to consider when determining the extent of any tender of Shares for purchase by the Fund.

If a Shareholder would like the Fund to purchase any of its Shares pursuant to the Offer, it should complete, sign and either (i) mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Fund at either of the following addresses:

Overnight Delivery: CAIS Sports, Media and Entertainment Fund c/o/ Ultimus Fund Solutions, LLC 225 Pictoria Dr. Suite 450 Cincinnati, OH 45246	Regular Mail: CAIS Sports, Media and Entertainment Fund c/o/ Ultimus Fund Solutions, LLC P.O. Box 46707 Cincinnati, OH 45246

or (ii) send the Letter of Transmittal to the Fund via email at TAAltInv@ultimusfundsolutions.com so that it is received before 12:00 midnight, Eastern time, on the Notice Date.

The value of the Shares may change between the Prior NAV Calculation Date and the Valuation Date, and such change may be material. It is possible that during the time period between the Prior NAV Calculation Date and the Valuation Date, general economic and market conditions, or specific events affecting one or more of the Fund’s underlying investments, could cause a decline in the value of Shares in the Fund. Shareholders may obtain the most current estimated NAV of their Shares by contacting the Fund at (844) 241-8667.

Please note that, subject to the conditions specified in the Offer to Purchase, the Fund has the right to cancel, amend or postpone this Offer at any time before 12:00 midnight, Eastern time, on the Expiration Date.

A Shareholder whose Shares have been accepted for repurchase will continue to be Shareholder of the Fund until the Valuation Date (and thereafter to the extent of any Shares that are not repurchased in the Offer and continue to be held by such Shareholder) and may exercise its voting rights with respect to the repurchased Shares until the Valuation Date, notwithstanding the Fund’s earlier acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is CAIS Sports, Media and Entertainment Fund. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified, management investment company. The Fund was organized as a Delaware statutory trust on September 22, 2025. The Fund’s principal executive office is located at 527 Madison Avenue, 12th Floor, New York, NY 10022, and its telephone number is (844) 241-8667.

(b) The title of the securities which are the subject of the Offer is common shares of beneficial interest of the Fund designated as Class D Shares, Class I Shares and Class S Shares. The Fund offers three classes of Shares: Class D Shares, Class I Shares and Class S Shares. As of the close of business on March 31, 2026 there were 3,334.000 Class D Shares, 6,349,572.491 Class I Shares and 9,836,461.148 Class S Shares of the Fund outstanding. As of the close of business on March 31, 2026, the aggregate NAV of the Fund was $163,996,034.21, the NAV per Class D Share was $10.12, the NAV per Class I Share was $10.13 and the NAV per Class S Share was $10.13.

(c) There is no established trading market for the Shares, and any transfer thereof is limited by the terms of the Fund’s Amended and Restated Declaration of Trust (as it may be amended, modified, or otherwise supplemented from time to time, the “Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Fund) is CAIS Sports, Media and Entertainment Fund. The Fund’s principal executive office is located at 527 Madison Avenue, 12th Floor, New York, NY 10022, and its telephone number is (844) 241-8667. The investment adviser of the Fund is CAIS Advisors LLC (the “Adviser”). The Adviser’s principal executive office is located at 527 Madison Avenue, 12th Floor, New York, NY 10022, and its telephone number is (844) 241-8667. The Fund’s executive officers are Neil Blundell, Terrence McCarthy, Kent Barnes, William Kimme and Patrick Sivak, and the members of the Fund’s Board of Trustees (the “Board of Trustees”) are Richard Arney, Joseph Carrier and Kevin Mirabile. The address of each executive officer of the Fund and member of the Board of Trustees is c/o CAIS Sports, Media and Entertainment Fund, 527 Madison Avenue, 12th Floor, New York, NY 10022.

ITEM 4.	TERMS OF THE TENDER OFFER

(a) (1) (i) Subject to the terms and conditions set out in the Offer, the Fund will purchase Shares that are tendered by Shareholders by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date) and not withdrawn as described in Item 4(a)(1)(vi), in an amount up to 5% of the net assets of the Fund, calculated as of the Prior NAV Calculation Date.

(ii) Shares tendered to the Fund and accepted for repurchase by the Fund in connection with the Offer will be purchased at a price equal to their NAV as of the close of business on the Valuation Date. See Item 4(a)(1)(v) below.

Subject to the discussion below in Item 4(a)(1)(ix), each Shareholder may tender any of its Shares for repurchase by the Fund (keeping in mind that the Fund reserves the right to repurchase all of a Shareholder’s Shares at any time if the aggregate value of such Shareholder’s Shares is, at the time of such compulsory repurchase, less than the minimum initial investment applicable for the Fund). Each Shareholder whose Shares are accepted for repurchase will be entitled to be paid an amount, determined as of the Valuation Date, equal to the NAV of the Shares being purchased, less any early repurchase fee, if applicable. Payment will be made in cash on or before the 65th day following the Valuation Date. Notwithstanding the foregoing, the Board of Trustees has discretion to hold back a portion of the amount due to tendering Shareholders, which will not exceed 5% of the total amount due to such Shareholders. In such event, the second and final payment for the balance due will be paid no later than 30 calendar days after the completion of the annual audit of the Fund’s financial statements for the fiscal year in which the Offer is effected, with such balance being subject to adjustment as a result of the Fund’s annual audit or as a result of any other corrections to the Fund’s NAV as of the Valuation Date.

The purchase amount will be paid entirely in cash.

(iii) Shareholders desiring to tender Shares for purchase must do so by 12:00 midnight, Eastern time, on the Notice Date (or, if the Offer is extended, by 12:00 midnight, Eastern time, on the latest applicable Notice Date). Shareholders have the right to withdraw any tenders of their Shares before 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date).

(iv) Not applicable.

(v) At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the Fund shall communicate to Shareholders in writing the date on which the NAV, and, hence, the purchase amount, of the tendered Shares repurchased pursuant to the Offer will be determined. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right, at any time and from time to time, up to and including the Acceptance Date: (a) to cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase, and, in the event of such cancellation, not to purchase, or pay for, any Shares tendered pursuant to the Offer; (b) to amend the Offer; or (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

(vi) A tender of Shares made pursuant to this Offer may be withdrawn at any time before 12:00 midnight, Eastern time, on the Expiration Date (or, if the Offer is extended, before 12:00 midnight, Eastern time, on the latest applicable Expiration Date). Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “1934 Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or before the Acceptance Date, a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii) Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to the Fund, at the address set out on the first page of the Letter of Transmittal, or email a completed and executed Letter of Transmittal to the Fund, at the email address set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by the Fund, either by mail or by email, no later than 12:00 midnight, Eastern time, on Notice Date (or, if the Offer is extended, no later than 12:00 midnight, Eastern time, on the latest applicable Notice Date). The Fund recommends that all documents be submitted to the Fund by certified mail, return receipt requested, or by email.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Fund at the address or email address set out on the first page of the Letter of Transmittal. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, provided that such tenders are made before the Notice Date by following the tender procedures described above.

(viii) For purposes of the Offer, the Fund will be deemed to have accepted a Shareholder’s tender of Shares as, if and when it gives written notice to the tendering Shareholder of its acceptance of such Shareholder’s tendered Shares for repurchase.

(ix) If Shares in excess of 5% of the net assets of the Fund are duly tendered to the Fund before the Notice Date and not withdrawn before the Expiration Date, the Fund, in its sole discretion, may do any of the following: (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1) under the 1934 Act; (b) accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered; (c) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered on or before the specified Notice Date in such extension of the Offer; (d) accept Shares tendered before the Notice Date and not withdrawn before the Expiration Date for payment on a pro rata basis based on the aggregate NAV of the tendered Shares by each Shareholder; and (e) take any other action permitted by applicable law. The Offer may be extended, amended, or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x) The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders not tendering Shares (or whose tendered Shares are not repurchased by the Fund). Shareholders retaining their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets due to the Fund’s payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. A reduction in the aggregate assets of the Fund may result in those Shareholders not tendering Shares bearing higher costs to the extent that certain relatively fixed expenses borne by the Fund may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.

(xi) Not applicable.

(xii) The U.S. federal income tax discussion set forth below is a summary included for general information purposes only. In view of the individual nature of tax consequences, each Shareholder is advised to consult its own tax adviser with respect to the specific, individual tax consequences of participation in the Offer, including the effect and applicability of state, local, foreign and other tax laws and the possible effects of changes in federal or other tax laws.

The sale of Shares pursuant to the Offer will be a taxable transaction to a Shareholder for U.S. federal income tax purposes, either as a “sale or exchange,” or under certain circumstances, as a “dividend.” Under Section 302(b) of the Internal Revenue Code of 1986, as amended (the “Code”), a sale of Shares pursuant to the Offer generally will be treated as a “sale or exchange” if the receipt of cash by the Shareholder: (a) results in a “complete termination” of the Shareholder’s interest in the Fund, (b) is “substantially disproportionate” with respect to the Shareholder, or (c) is “not essentially equivalent to a dividend” with respect to the Shareholder. A sale of Shares pursuant to the Offer generally will result in a “complete termination” of a Shareholder’s interest in the Fund if such Shareholder tenders, and the Fund repurchases, all of such Shareholder’s Shares (i.e., the Shareholder reduces its percentage ownership interest in the Fund to 0%). A “substantially disproportionate” distribution generally requires a reduction of at least 20% in a Shareholder’s proportionate ownership interest in the Fund after all Shares are tendered. A distribution “not essentially equivalent to a dividend” requires that there be a “meaningful reduction” in the Shareholder’s ownership interest in the Fund, which more likely than not would be the case if the Shareholder has a minimal interest in the Fund, exercises no control over Fund affairs and experiences a reduction in the proportionate ownership interest in the Fund.

In determining whether any of these tests has been met, Shares actually owned, as well as Shares considered to be owned by the Shareholder by reason of certain constructive ownership rules set forth in Section 318 of the Code, generally must be taken into account. If any of these three tests for “sale or exchange” treatment is met, a Shareholder will recognize gain or loss equal to the difference between the price paid by the Fund for the Shares purchased in the Offer and the Shareholder’s adjusted basis in such Shares. If such Shares are held as a capital asset, the gain or loss will generally be capital gain or loss. The maximum tax rate applicable to net capital gains recognized by individuals and other non-corporate taxpayers is generally (i) the same as the applicable ordinary income rate for capital assets held for one year or less or (ii) either 15% or 20% for capital assets held for more than one year, depending on whether the individual’s income exceeds certain threshold amounts.

If the requirements of Section 302(b) of the Code are not met, amounts received by a Shareholder who sells Shares pursuant to the Offer will be taxable to the Shareholder as a “dividend” to the extent of such Shareholder’s allocable Share of the Fund’s current or accumulated earnings and profits. To the extent that amounts received exceed such Shareholder’s allocable Share of the Fund’s current and accumulated earnings and profits, such excess will constitute a non-taxable return of capital (to the extent of the Shareholder’s adjusted basis in its Shares), and any amounts in excess of the Shareholder’s adjusted basis will constitute taxable capital gain. Any remaining adjusted basis in the Shares tendered to the Fund will be transferred to any remaining Shares held by such Shareholder. In addition, if any tendering Shareholder is deemed to have received a “dividend” as a result of the Offer, it is possible that Shareholders whose percentage ownership of the Fund increases as a result of the Offer, including shareholders who do not tender any Shares pursuant to the Offer, will be deemed to receive a constructive distribution under Section 305(c) of the Code of an amount determined by their increase in their proportionate interest in the earnings and assets of the Fund as a result of such tender. Such constructive distribution will be treated as a dividend to the extent of current or accumulated earnings and profits allocable to it. Such dividend treatment will not apply, however, if the tender is treated as an “isolated redemption” within the meaning of the Treasury regulations.

Foreign Shareholders. Any payments (including any constructive dividends) to a tendering Shareholder who is a nonresident alien individual, a foreign trust or estate or a foreign corporation (a “Foreign Shareholder”) that does not hold his, her or its Shares in connection with a trade or business conducted in the United States that are treated as dividends for U.S. federal income tax purposes under the rules set forth above, will generally be subject to U.S. withholding tax at the rate of 30% (unless a reduced rate applies under an applicable tax treaty). A tendering Foreign Shareholder who realizes a capital gain on a tender of Shares will not be subject to U.S. federal income tax on such gain, unless the Shareholder is an individual who is physically present in the United States for 183 days or more and certain other conditions exist. Such persons are advised to consult their own tax adviser. Special rules may apply in the case of Foreign Shareholders (i) that are engaged in a U.S. trade or business, (ii) that are former citizens or residents of the U.S. or (iii) that have a special status for U.S. federal tax purposes, such as “controlled foreign corporations,” corporations that accumulate earnings to avoid U.S. federal income tax, and certain foreign charitable organizations. Such persons are advised to consult their own tax advisers.

Backup Withholding. The Fund generally will be required to withhold tax at the rate of 24% (“backup withholding”) from any payment to a tendering Shareholder that is an individual (or certain other non-corporate persons) if the Shareholder fails to provide to the Fund its correct taxpayer identification number (i.e., an employer identification number or social security number) or otherwise establish an exemption from the backup withholding tax rules. Therefore, each tendering U.S. resident Shareholder should furnish to the Fund a duly completed Internal Revenue Service (“IRS”) Form W-9 to avoid backup withholding, unless such U.S. resident Shareholder otherwise establishes that such U.S. resident Shareholder is not subject to backup withholding. Certain U.S. resident Shareholders (including, among others, most corporations) are not subject to these backup withholding requirements. A Foreign Shareholder generally will be able to avoid backup withholding with respect to payments by the Fund that are treated as made in exchange for tendered Shares only if it furnishes to the Fund a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury. Backup withholding is not an additional tax, and any amounts withheld may be credited against a Shareholder’s U.S. federal income tax liability.

FATCA Withholding. Sections 1471-1474 of the Code and the U.S. Treasury and IRS guidance issued thereunder (collectively, “FATCA”) generally require the Fund to obtain information sufficient to identify the status of each of its stockholders under FATCA or under an applicable intergovernmental agreement (an “IGA”) between the United States and a foreign government. If a Shareholder fails to provide the requested information or otherwise fails to comply with FATCA or an IGA, the Fund may be required to withhold under FATCA with respect to that Shareholder at a rate of 30% on ordinary dividends it pays. The IRS and the Department of the Treasury have issued proposed regulations providing that these withholding rules will not apply to the gross proceeds of share redemptions or capital gain dividends the Fund pays. If a payment made by the Fund is subject to FATCA withholding, the Fund is required to withhold without reference to any other withholding exemption.

As the Fund cannot determine whether a payment made pursuant to the Offer will properly be characterized as an “exchange” or a “dividend” for U.S. tax purposes at the time of such payment, any payment to a tendering stockholder that is a foreign financial institution (“FFI”) or non-financial foreign entity (“NFFE”) will generally be subject to a 30% withholding tax unless (a) in the case of an FFI, the FFI reports certain direct and indirect ownership of foreign financial accounts held by U.S. persons with the FFI and (b) in the case of an NFFE, the NFFE (i) reports information relating to its “substantial U.S. owners” (within the meaning of FATCA), if any, or (ii) certifies that it has no “substantial U.S. owners.” Certain Foreign Shareholders may fall into certain exempt, excepted or deemed-compliant categories as established by the Treasury regulations, IGAs, and other guidance regarding FATCA. In order to qualify for any such exception, a Foreign Shareholder generally must provide a duly completed applicable IRS Form W-8 (generally, an IRS Form W-8BEN, IRS Form W-8BEN-E, IRS Form W-8EXP or IRS Form W-8ECI), signed under penalty of perjury and properly certifying such Foreign Shareholder’s status under FATCA, to the Fund.

Other Tax Consequences. The Fund’s purchase of Shares in the Offer may directly result in, or contribute to a subsequent, limitation on the Fund’s ability to use capital loss carryforwards to offset future capital gains. Therefore, in certain circumstances, Shareholders who remain Shareholders following completion of the Offer may incur taxes sooner or incur more taxes associated with their investment in the Fund, than they would have had the Offer not occurred.

Under Treasury regulations directed at tax shelter activity, if a Shareholder recognizes a loss of $2 million or more in the case of an individual or other non-corporate Shareholder or $10 million or more in the case of a corporate Shareholder, such Shareholder must file a disclosure statement on IRS Form 8886 with the IRS. Direct holders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a regulated investment company (“RIC”) are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these Treasury regulations does not affect the legal determination of whether a taxpayer’s treatment of the loss is proper. Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2) Not applicable.

(b) As of March 31, 2026, none of the members of the Board of Trustees own any Shares. As of March 31, 2026, the Adviser and certain executive officers of the Fund own Shares. The Fund has been informed that neither the Adviser nor any Trustee or executive officer of the Fund holding Shares intends to tender shares in connection with the Offer. Any Shares to be purchased from any affiliate, officer or member of the Board of Trustees of the Fund will be repurchased on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The Fund’s prospectus (as amended and/or supplemented from time to time, the “Prospectus”) provides that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders. The Prospectus also states that the Adviser expects that it will recommend to the Board of Trustees that the Fund purchase Shares from Shareholders semi-annually.

The Fund is not aware of any contract, arrangement, understanding, or relationship (whether or not legally enforceable) relating directly or indirectly to the Offer between (i) the Fund, the Adviser, the Board of Trustees, or any person controlling the Fund, the Adviser, or the Board of Trustees and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) As contemplated by the Prospectus, the purpose of the Offer is to provide liquidity to Shareholders.

(b) Shares repurchased by the Fund in connection with the Offer will be retired, although the Fund offers Shares in a continuous public offering, conducted pursuant to an effective Registration Statement under the Securities Act of 1933, as amended, in accordance with the Prospectus. Shares may be purchased as of the first business day of each calendar quarter at the Fund’s then current NAV per Share.

(c) None of the Fund, the Adviser, and the Board of Trustees has any plans or proposals that relate to, or would result in: (1) the acquisition by any person of additional Shares (other than the Fund’s intended continued acceptance of subscriptions for Shares on the first day of each calendar quarter and from time to time in the discretion of the Adviser) or the disposition of Shares (other than through periodic purchase offers, including this Offer); (2) an extraordinary transaction involving the Fund, such as a merger, reorganization, or liquidation; (3) any material change in the present indebtedness, capitalization, or distribution policy of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including without limitation any change in the number or the term of members of the Board of Trustees, the filling of any existing vacancy on the Board of Trustees, or any change in any material term of the employment contract of any executive officer; (5) a purchase, sale, or transfer of a material amount of assets of the Fund (other than as the Board of Trustees determines may be necessary or appropriate to fund all or a portion of the purchase amount for Shares acquired pursuant to the Offer or in connection with the ordinary portfolio transactions of the Fund); (6) any other material change in the Fund’s corporate structure or business, including any material change in any of its investment policies, for which a vote would be required by Section 13 of the 1940 Act; or (7) any change in the Declaration of Trust or other governing instruments or any other action that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, paragraphs (6), (7), and (8) of Section 229.1006(c) of Regulation M-A under the 1934 Act are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The Fund expects that cash proceeds for Shares repurchased pursuant to the Offer will be paid from one or more of the following sources: (i) cash on hand; (ii) the proceeds of the sale of securities and portfolio assets held by the Fund; (iii) withdrawals of its capital from the investment funds in which the Fund invests; and (iv) possibly borrowings, as described in paragraph (d) below.

(b) There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c) Not applicable.

(d) None of the Fund, the Adviser, or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, however, the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by new or existing Shareholders, from withdrawals of its capital from the investment funds in which it invests, or from the proceeds of the sale of securities and portfolio assets held by the Fund.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) Based on the number of Shares outstanding as of March 31, 2026, the following persons (the named individuals being the Trustees and executive officers of the Fund) own the number of Shares indicated in the below table:

Name	Title	Number of Shares	Total Beneficial Ownership of Fund (%)
Richard Arney	Trustee	None	N/A
Joseph Carrier	Trustee	None	N/A
Kevin Mirabile	Trustee	None	N/A
Neil Blundell	President and Chief Executive Officer	30,728.097	0.19%
Terrence McCarthy	Chief Financial Officer	2,560.676	0.02%

In addition, as of March 31, 2026, the Adviser owned 3,334 Class D Shares, 3,333 Class S Shares and 3,333 Class I Shares of the Fund (approximately 0.06% of the Fund). The Fund has been informed that neither the Adviser nor any Trustee or executive officer of the Fund holding Shares intends to tender Shares in connection with the Offer.

(b) Other than transactions conducted pursuant to the continuous offering of Shares, there have been no transactions involving Shares effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees, or any person controlling the Fund or the Adviser.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

No persons have been directly or indirectly employed or retained, or are to be compensated, by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) Reference is made to the audited financial statements of the Fund for the period of September 24, 2025 through September 30, 2025, which were prepared by the Fund and included in the Fund’s statement of additional information dated December 4, 2025. Such financial statements are incorporated herein by reference in their entirety.

(2) The Fund is not required to, and does not, file quarterly unaudited financial statements under the 1934 Act.

(3) Not applicable.

(4) See (a)(1) above.

(b) The Fund’s assets will be reduced by the amount of the tendered Shares purchased by the Fund pursuant to this Offer. Thus, income relative to assets may be affected by this Offer.

ITEM 11.	ADDITIONAL INFORMATION

(a)	(1)	None.

(2)	None.

(3)	Not applicable.

(4)	Not applicable.

(5)	None.

(b)	None.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

CAIS Sports, Media and Entertainment Fund

By:	/s/ Neil Blundell
Name:	Neil Blundell
Title:	President and Chief Executive Officer

Dated:	May 15, 2026

EXHIBIT INDEX

EXHIBIT

A.	Cover Letter to Offer to Purchase and Letter of Transmittal

B.	Offer to Purchase

C.	Form of Letter of Transmittal

D.	Form of Notice of Withdrawal of Tender

E.	Form of Letter from the Fund to Shareholders in Connection with the Acceptance of Offers to Tender

F.	Calculation of Filing Fee Tables